Exhibit 99.1

AMAYA INC.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102

TO:	Deloitte LLP, Montréal, Québec, Canada (“Deloitte Canada”)
Deloitte LLP, London, England, United Kingdom (“Deloitte UK”)

AND TO:

Autorité des marchés financiers

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

RE:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

Notice is hereby given, pursuant to Section 4.11 of NI 51-102, of a change of independent auditor of Amaya Inc. (the “Corporation”).

1.	Deloitte Canada, the former independent auditor of the Corporation, tendered its resignation effective September 14, 2015 and the board of directors of the Corporation (the “Board”) has appointed Deloitte UK as successor independent auditor in its place.

2.	Deloitte Canada resigned on its own initiative as a result of the recent changes in its corporate structure and the geographical location of the Corporation’s remaining operations, which are primarily outside of North America.

3.	The resignation of Deloitte Canada and appointment of Deloitte UK in its place has been recommended by the Audit Committee of the Board and approved by the Board.

4.	There have been no reservations contained in Deloitte Canada’s report on the Corporation’s financial statements for the year ended December 31, 2014 and Deloitte Canada did not otherwise express a modified opinion thereon. Deloitte Canada did not audit the Corporation’s financial statements for the year ended December 31, 2013.

5.	There are no reportable events (as defined under 4.11(1) of NI 51-102).

Signed this 15th day of September 2015.

AMAYA INC.

By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer